Exhibit 99.1

NEWS RELEASE                                                                                                                                                                                                                    Stock Symbols:   PGF - TSX
                                                                                                                                                                                             PGH - NYSE

PENGROWTH ANNOUNCES CLOSING OF THE SALE OF ITS JENNER AREA ASSETS

(Calgary, December 1, 2015) - Pengrowth Energy Corporation today announced that it has successfully completed the previously announced sale of its non-core Jenner area assets for cash consideration of approximately $78 million, after closing cost adjustments. Proceeds from this transaction were used to reduce the Company's outstanding debt.
As of November 30, 2015 and taking into account the funds received for the Jenner disposition, the Company had $58 million drawn on its $1.0 billion committed bank facility. Pengrowth's long-term debt is primarily in US dollars. Using an exchange rate of $0.749 to convert to Canadian dollars, total debt was Cdn $1.86 billion as at November 30, 2015.
About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com